UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
(Print or Type Responses)
1 .Name and Address of Reporting Person	2. Issuer Name and Ticker or Trading Symbol Virage Logic Corporation (VIRL)					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ______Director ______10% Owner ______Officer (give __XX__Other (specify title below) below) Affiliate of director (See Note 1)
(Last) (First) (Middle) Crosslink Capital, Inc.	3. IRS Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Year March 2002
(Street) Two Embarcadero Center, Suite 2200			5. If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) ___ Form filed by One Reporting Person _X_ Form filed by More than One Reporting Person
(City) (State) (Zip) San Francisco, CA 94111	Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 4)	2. Trans- action Date (Month/ Day/ Year)	3. Trans- Action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 AND 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	03/05/02	S		5,800	D	$15.11	2,064,892	D	See Note 2

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Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4, and 5)			6. Date Exer- cisable and Expiration Date (Month/Day/ Year).		7. Title and Amount of Securities Underlying Derivative Security (Inst. 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 5)
			Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) The reporting persons (the "Reporting Persons") consist of Crosslink Capital, Inc. ("Crosslink"), Crosslink Omega III Holdings, L.L.C. ("Omega III Holdings"), Michael J. Stark, Seymour F. Kaufman, Vladimir S. Jacimovic, Daniel John Dunn and Thomas Edward Bliska. Crosslink is an investment adviser to investment funds of which Omega III Holdings is manager. Mr. Stark and Mr. Kaufman are control persons of Crosslink. Mr. Stark, Mr. Kaufman and Mr. Jacimovic are control persons of Omega III Holdings. Mr. Stark is a director of Virage Logic Corporation (the "Issuer"). Because of Mr. Stark's position with the Issuer, the other Reporting Persons could be deemed insiders of the Issuer notwithstanding the fact that Crosslink and its affiliates collectively own more than 10% of the outstanding Common Stock of the Issuer. Each Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of that Reporting Persons's pecuniary interest in such securities.

(2) These securities are owned directly by Mr. Stark.

Dated: April 10, 2002
Crosslink Capital, Inc. By: Michael J. Stark, President	Crosslink Omega Holdings III, L.L.C. By: Michael J. Stark, Manager
Michael J. Stark	Seymour F. Kaufman
Vladimir S. Jacimovic	Daniel John Dunn
Thomas Edward Bliska

Joint Filer Information

Name: Crosslink Omega Holdings III, L.L.C.

Address: Two Embarcadero Center, Suite 2200, San Francisco, California 94111

Designated Filer: Crosslink Capital, Inc.

Issuer and Ticker Symbol: Virage Logic Corporation (VIRL)

Statement for Month/Year: February 2002

Signature: Crosslink Omega Holdings III, L.L.C.

By: Michael J. Stark, Manager

Name: Michael J. Stark

Address: Two Embarcadero Center, Suite 2200, San Francisco, California 94111

Designated Filer: Crosslink Capital, Inc.

Issuer and Ticker Symbol: Virage Logic Corporation (VIRL)

Statement for Month/Year: February 2002

Signature: Michael J. Stark

Name: Seymour F. Kaufman

Address: Two Embarcadero Center, Suite 2200, San Francisco, California 94111

Designated Filer: Crosslink Capital, Inc.

Issuer and Ticker Symbol: Virage Logic Corporation (VIRL)

Statement for Month/Year: February 2002

Signature: Seymour F. Kaufman

Name: Vladimir S. Jacimovic

Address: Two Embarcadero Center, Suite 2200, San Francisco, California 94111

Designated Filer: Crosslink Capital, Inc.

Issuer and Ticker Symbol: Virage Logic Corporation (VIRL)

Statement for Month/Year: February 2002

Signature: Vladimir S. Jacimovic

Name: Daniel John Dunn

Address: Two Embarcadero Center, Suite 2200, San Francisco, California 94111

Designated Filer: Crosslink Capital, Inc.

Issuer and Ticker Symbol: Virage Logic Corporation (VIRL)

Statement for Month/Year: February 2002

Signature: Daniel John Dunn

Name: Thomas Edward Bliska

Address: Two Embarcadero Center, Suite 2200, San Francisco, California 94111

Designated Filer: Crosslink Capital, Inc.

Issuer and Ticker Symbol: Virage Logic Corporation (VIRL)

Statement for Month/Year: February 2002

Signature: Thomas Edward Bliska

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